Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated January 14, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared in the American Banker on January 8, 2009.

                This article was not prepared by or reviewed by LendingClub Corporation (the "Company") prior to its publication. The publisher of this article is not affiliated with the Company. The Company made no payment and gave no consideration to this publisher in connection with the publication of this article or any other articles published by this publisher concerning the Company. Statements in this article that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

Clarifications and Corrections

                We believe that the following information is appropriate to clarify and correct information included in the article:

                * The article states that the Company has launched Uncrunch America. In fact, Uncrunch America is a website that was originally launched by Tobin Smith at the end of December 2008. The Company did not have control over, and did not review, the content of Uncrunch America prior to the launch of the website. On January 13, 2009, Mr. Smith granted the Company editorial control over the website, and the Company significantly modified the website later that day to clarify that the website is principally a source of information about the Company and On Deck Capital, an alternative small business lender, for individuals and small businesses looking for loans.

                * The article states that that by "cutting out the middleman," the Company will be able to say "it offers lenders returns that are better than what they could get by depositing their money in a bank account; its Web site said Wednesday that lenders can earn rates of 6.69% to 19.37%." In fact, the Company's website states that the stated interest rates on the Company's notes range from 6.69% to 19.37% (after deduction of the Company's 1.00% service charge). The Company does not claim that lender member returns will be better than what they could get by depositing money in a bank account. The risk factors in the prospectus state, "You may lose some or all of your initial purchase price for the Notes because the Notes are highly risky and speculative. Only lender members who can bear the loss of their entire purchase price should purchase our Notes."

                * The article states that Mr. Smith receives compensation tied to the success of Uncrunch America, and that Mr. Smith receives a "small piece of the entire portfolio." In fact, the Company has not paid Mr. Smith any compensation related to the success of Uncrunch America. In October 2008, the Company paid Mr. Smith a flat fee of $10,000 in the form of a Lending Club lender member account with a view toward having Mr. Smith write for Lending Club about the lender member experience. Mr. Smith will be entitled to retain this $10,000, in addition to any funds he is able to generate from this $10,000 account. However, this flat fee was unrelated to Mr. Smith's work in connection with Uncrunch America. Although Lending Club and Mr. Smith are still discussing compensation in connection with Uncrunch America, Lending Club has not paid and does not intend to pay Mr. Smith any transaction-based compensation in connection with Uncrunch America or the Lending Club platform.

                * The article states that the Company will fund the first $1 million of borrower member loan requests produced by Uncrunch America. In fact, the Company will, with respect to borrower members, fund $1 million of such loan requests, not necessarily the first such loan requests.

                * The article states that the U.S. Securities and Exchange Commission (the "SEC") required the Company to raise its standards for prospective lenders, including introducing a minimum income requirement. In fact, the Company's determination to impose minimum income requirements and other financial standards for prospective lenders was not based on any request or requirement of the SEC.

                * The article implies that the Company's SEC registration process related to its launching a secondary market. In fact, the prospectus states: "Due to the legal uncertainty regarding the sales of promissory notes offered through our platform under our prior operating structure, we decided to restructure our operations to resolve such uncertainty. . . . [P]ursuant to this decision, we filed this prospectus, and the registration statement of which it forms a part, with the SEC, in which we described the restructuring of our operations and our new operating structure."

                * The article states that the Company has reached out to a number of other nonbank providers of financial advice in connection with Uncrunch America. In fact, Mr. Smith, not the Company, has reached out to such providers. The Company may or may not enter into arrangements with these providers in the future.

                In addition to the above clarifications and corrections, you should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, as supplemented by Prospectus Supplement (Disclosure Report No. 2) dated November 24, 2008, which the Company filed with the SEC, together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that this article attributes to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

American Banker

January 8, 2009

Playing Up Social Side of P-to-P Lending

By Daniel Wolfe

With bank lending dramatically down, Lending Club Corp. is taking the patriotic approach in promoting its ability to provide credit.

The Sunnyvale, Calif., peer-to-peer loan facilitator has just launched Uncrunch America, an outreach campaign intended to link - and comfort - sidelined investors and borrowers.

Taken broadly, the initiative is intended to get credit flowing again and help to revive the economy. But Lending Club also expects Uncrunch America, whose Web site debuted late last month without explicitly identifying the company as its backer, to help it meet the growing interest in its services.

Executives said that the campaign shows the niche service is becoming more widely accepted. Uncrunch America "is a really good way to take the concept of social lending mainstream by showing how relevant is it is in the current economic climate," Renaud Laplanche, Lending Club's chief executive, said in an interview.

Mr. Laplanche said he is trying to reach people who trade stocks online and want "a prime consumer loan portfolio that's not correlated with the stock market." The Uncrunch America campaign is "biased toward [attracting] lenders," because the number of lenders has been "the limiting factor on social lending Web sites."

Uncrunch America, which asks potential lenders to "invest in America," is designed to look like a grassroots social movement, with stories from consumers who have had trouble borrowing from banks.

"With credit cards raising interest rates and banks cancelling credit lines, we, the American people, will solve the credit crisis the American way: by helping each other," the site says. "By lending to creditworthy borrowers, you continue the country's long tradition of helping each other in time of greatest crisis. ... This is not a hand-out; It is a hand-up."

Uncrunch America's site lists Lending Club as one of several companies involved in the project. However, all the links for people who want to borrow or lend lead to Lending Club's Web site.

Mr. Laplanche said he wanted Uncrunch America to appear distinct from Lending Club, because it is delivering a different message to prospective users than Lending Club has in the past.

Lending Club's previous marketing efforts have touted two main benefits. "One driver is making a better-than-average return, and the other driver is helping out other people - in that order," Mr. Laplanche said. By contrast, "Uncrunch really put more emphasis on the second one."

The campaign is the brainchild of Tobin Smith, a panelist on Fox News Channel's "Bulls & Bears" investment show and the founder and chairman of ChangeWave Research, a unit of InvestorPlace Media LLC. After discussing Lending Club on television, Lending Club approached him to develop ideas to market the company. Uncrunch America is the result.

"I'm going to be the cheerleader and the spokesman" for the campaign, Mr. Smith said. The overall message is that "we can solve this problem by Americans helping creditworthy Americans."

By directing people to Lending Club instead of banks, "where they're having their credit constricted, or it's been cut, or it's unaffordable, ... we're cutting out the middleman," Mr. Smith said. This will enable Lending Club to say it offers lenders returns that are better than what they could get by depositing their money in a bank account; its Web site said Wednesday that lenders can earn rates of 6.69% to 19.37%.

Mr. Smith said his compensation is tied to the campaign's success - "I get a small piece of the entire portfolio."

Lending Club says it will fund the first $1 million of loan requests produced by the Uncrunch America campaign.

Analysts said that promoting the social value of peer-to-peer lending could attract users.

The marketing message would likely ring true for creditworthy borrowers who have been turned away by banks, said Bobbie Britting, a research director with the consumer lending practice at TowerGroup Inc., an independent research unit of MasterCard Inc.

"Average people are just having such a hard time getting money," she said. In the past 15 months, "lending policies got so tight that, literally, only the people who don't need credit are the ones who can get it right now."

Edward Woods, a senior analyst for Celent, the financial research arm of Marsh & McLennan Cos., said the campaign should help boost awareness of Lending Club's service, though its message could mask the risks inherent to social lending.

"Is it more effective than what they've done to date? Yes, because they're playing on the emotional side of what's going on in America," he said. "It's all about putting it back into peoples' hands. ... That's a more powerful message than P-to-P lending on its own."

However, Mr. Woods expressed concern about the anti-bank rhetoric. "That's going to permeate the marketing and play on people's lack of knowledge of what's going on," he said.

The social aspect of peer-to-peer lending has always been core to Lending Club's marketing message, but it should not overshadow the fact that "these are investments," Mr. Woods said. "You can look at it as social lending and helping somebody out, but at the end of the day, this is an unknown third party to you."

Attracting lenders is important to Lending Club. Last year it launched a secondary market that lets lenders trade their loans, but as part of the process for creating that system, the Securities and Exchange Commission required that the company raise its standards for prospective lenders, including introducing a minimum income requirement. In most states, lenders must have a gross annual income of $70,000 and a net worth of $70,000.

Mr. Laplanche said those restrictions eliminated 25% of Lending Club's lenders, who accounted for 10% of the money lent through its site.

The privately held Lending Club has facilitated $25 million of loans since it launched its service in 2007. Mr. Laplanche said he hopes the campaign will attract another $100 million in its first three to six months.

Lending Club, which charges processing fees to borrowers and servicing fees to lenders, has also reached out to several other nonbank providers of financial advice, account aggregation, and other services, including Geezeo Inc. and Credit Karma Inc., to attract attention to Uncrunch America.

Shawn Ward, Geezeo's co-founder, said it is participating as an information resource. "Primarily we will be a content feed," providing the Framingham, Mass., company's own articles and those generated by its users.

Kenneth Lin, Credit Karma's CEO, said the credit data provider has signed on to help promote Uncrunch America because "our goal is just to always be supportive of things we believe are pro-consumer."

Mr. Laplanche said he is open to including others in the P-to-P lending industry, such as Prosper Marketplace Inc., in the campaign, but he has not approached any.

Prosper said it would not discuss the matter, because it is in a quiet period mandated by the SEC, as part of the process of creating its own secondary market.